

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Joseph N. Forkey
President and Chief Executive Officer
Precision Optics Corporation, Inc.
2 East Broadway
Gardner, Massachusetts 01440

> **Re: Precision Optics Corporation, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 7, 2024**
> **File No. 333-280047**

Dear Joseph N. Forkey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Cavas S. Pavri, Esq.